September 24, 2012

Mark Rakip

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Chanticleer Holdings, Inc.
Item 4.02 Form 8-K
Filed September 10, 2012
File No 1-35570

Dear Mr. Rakip:

On behalf of Chanticleer Holdings, Inc. (the “Chanticleer”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2012. For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.

Form 8-K filed September 10, 2012

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review

1. Please tell us the facts and circumstances that caused you to determine that the financial statements for the fiscal year ended December 31, 3011 and the interim periods ended March 31, 2012 and June 30, 2012 could no longer be relied upon. In light of such non-reliance, please tell us how you were able to initially determine that such revenue amounts previously reported are accurate and that no funds were misappropriated. In addition, please tell us the procedures you will perform in your detailed review of the accounting regarding you South Africa Operations.

On September 6 2012, during an internal review of costs associated with construction of our South African stores vs our Budapest location and while also preparing our work papers for the new account process contemplating hiring of a new audit firm, we discovered what appeared to be fabricated documents in last years audit papers for our South African operations for October 1, 2011 through December 31, 2011. Eric Lederer, Chanticleer’s CFO reached out to Mark Hezlett our South African subsidiary CFO at 10:00 pm his time to inquire about the matter. Mr Hezlett, assured Mr. Lederer he was mistaken and they agreed to have a conference call at 7:00 am EST, where Mr. Hezlett would provide back-up documentation to correct any discrepancies and alleviate our concerns. Fifteen minutes before the call was to take place we received Mr. Hezlett's resignation and admission of guilt. Having this admission we immediately contacted RSM Betty Dickson, Creason & Associates, Keith Johnson our Audit Committee Chair and Joel Mayersohn, Attorney. Simultaneously, we had a number of calls with our South African headquarters personnel Gordon Jestin (COO) and Michelle Simon (accountant). We verified sales capture and reporting procedures and compared to our reported results. We also contacted Hooters of America to verify against royalty payments and were comfortable these were accurate. We also checked to verify cash balances, vendor payments and bank reconciliation procedures, Ms. Simon provided comfort these were largely handled by her and correct (again we had Hezlett letter in hand) and all suppliers were current. While verifying the bank balances, we removed Mr. Hezlett as a signatory from all the accounts.

As for the review, on September 8th Mr Lederer left for South Africa where he remains today. RSM Betty Dickson who has been engaged for independent audit. South Africa counsel has been engaged to assist in our external investigation and the seeking of potential damages against Mr. Hezlett when complete. Our Audit Committee has begun an independent investigation and is seeking independent counsel and or independent financial advisor to help. Chanticleer has also hired a new CFO for South African operations, as we have disclosed.

2. We note that the majority of your total assets and revenues, which are comprised of your South Africa Operations, were audited by other auditors. Please tell us the procedures performed by your independent registered public accounting firm as to the reliance on the audits of such other auditors.

Because of the significance of the now majority owned subsidiaries in SA and the requirement to now consolidate these entities, an audit of these operations was needed. This fact was discussed with Mike Pruitt, Eric Lederer and Jim Ross. We further discussed this with our outside concurring reviewer.

In addition, it was discussed and considered whether Creason & Associates PLLC could continue to be CHI’s principal auditor, with the significance of these SA operations (the impact on the consolidated B/S and I/S for 2011). In our discussions, CHI management noted that RSM Betty & Dickson (an affiliate of McGladrey LLP) was engaged to audit the 12/31/11 financial statements of each SA entity. We believed RSM to be a reputable firm. We obtained representation from RSM that they were independent with respect to CHI and ALL its subsidiaries. In addition, the representations from them acknowledged that they are aware that we intended to place reliance on their audits of the SA entities, they were familiar with US GAAP and standards of the PCAOB, the AICPA Code of Professional Conduct and their audit would be conducted as such. We further discussed that RSM is registered with the PCAOB, among other topics (timing, financial periods needed, etc.)

We performed research related to this subject, specifically AU sec. 543, "Part of Audit Performed by Other Independent Auditors," and Staff Audit Practice Alert No. 8, "Auditor Considerations Regarding Using the Work of Other Auditors and Engaging Assistants from Outside the Firm."  Because of only consolidating the 4th quarter for 2011 of these SA operations and CHI has other significant B/S and I/S items for 2011, we have determined that C & A can appropriately consider itself as the principal auditor for the 12/31/11 audit.

We received copies of each separate audit report.  We obtained a summary of significant differences between PCAOB standards and ISA standards. We do not believe that these differences pose any significant change in results for their audit or on the CHI audited financial statements. Copies of certain workpapers were requested and obtained from the other auditors.

Because of the significance of the SA entities and the audits by RSM, we concluded with the decision to not to assume the responsibility for the SA entities audits and to make reference to the other auditors. All our decision research and factors were communicated with our outside concurring reviewer, who agreed with our decisions and processes.

3. In light of the non-reliance on previously issued financial statements, please tell us what consideration you have given to the conclusions indicating that you had effective internal control over financial reporting at December 31, 2011 and effective disclosure controls and procedures at June 30, 2012 and December 31, 2011.

Management and the Company’s Audit Committee have not yet completed its assessment of the impact, if any, that these matters may have on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, including whether or not a material weakness exists, but we expect to report a material weakness in internal controls related to this matter.

As requested in your comment letter we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure of the filing; (b) your comments or changes to our disclosure in response to your comments to not foreclose the commission from taking any action with respect to the filings; and (c) we may not assert your comments as a defense to any proceedings initiated by the Commission or any person and other Federal Securities Laws of the United States.

We appreciate the Staff’s assistance with regards to these comments and helping us enhance disclosure in our public reports. Please direct any comments or further request for information to me at (704) 366-5122.

Very Truly Yours,

Michael D. Pruitt

Chairman, President and Chief Executive

Officer of Chanticleer Holdings, Inc.